UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                      Prima Eastwest Model Management, Inc.
                 (Name of Small Business Issuer in its Charter)

      California                                             95-4254924
-----------------------                                  -------------------
(State of Incorporation                                   (I.R.S. Employer
    or Organization)                                     Identification No.)

            8618 W 3rd Street
         Los Angeles, California                        90048
----------------------------------------             -------------
(Address of Principal Executive Offices)              (Zip code)

                                 (310) 396-1691
                            -----------------------
                           (Issuer's Telephone Number)

                                  With Copy To:

                            Louis A. Bevilacqua, Esq.
                            Thelen Reid & Priest LLP
                          701 Pennsylvania Avenue, N.W.
                              Washington, DC 20004
                                 (202) 508-4281

           Securities to be registered under Section 12(b) of the Act:

     Title of Each Class              Name of Each Exchange on Which
     to be so Registered              Each Class is to be Registered
     -------------------              ------------------------------
            None                                   None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

ITEM 3.      DESCRIPTION OF PROPERTY

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.      EXECUTIVE COMPENSATION

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.      DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

ITEM 2.      LEGAL PROCEEDINGS

ITEM 3.      CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S

ITEM 1.      FINANCIAL STATEMENTS AND EXHIBITS

                                    PART III

ITEM 1.      INDEX TO EXHIBITS

                           FORWARD LOOKING STATEMENTS

This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," "may," "will," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our need for additional capital, our history of losses, the fact that our sole officer and director exerts significant control over us, the intense competition we face in our business, the fact that our stock is a "penny stock" and the other material risks described under "ITEM
2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Risk Factors". The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and in "ITEM 1. DESCRIPTION OF BUSINESS" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS.

Background

Our corporate name is Prima EastWest Model Management, Inc. (Prima). We were incorporated under the laws of the State of California on March 22, 1989. On February 26, 1996, Prima merged with PEMM Acquisition Corporation, a California corporation, which was a wholly-owned subsidiary of J.R. Consulting, Inc., a Nevada corporation ("J.R."). As a consequence of such merger, Prima became a wholly-owned subsidiary of J.R. In April 1998, J.R. created a new wholly-owned subsidiary, Diva Entertainment, Inc., a Florida corporation ("Diva Florida") and then transferred all of the issued and outstanding stock of Prima to Diva Florida. In April 1999, Quasar Projects Company, a Delaware corporation ("Quasar") merged into Diva Florida, with Quasar being the surviving company and Diva Florida became a wholly-owned subsidiary of Quasar. Quasar was later renamed Diva Entertainment, Inc., a Delaware corporation ("Diva Delaware"). On May 27, 2004, the board of directors of Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock held by it to the common stockholders of Diva Delaware on a pro rata basis and also declared a dividend of the remaining ten percent of the Prima stock held by it to the preferred stockholders of Diva Delaware on a pro rata basis. All of the issued and outstanding stock of Prima is currently held by such shareholders.

General

We are in the business of representing talent including professional fashion models, commercial actors and theatrical actors. While we have operated as a Los Angeles based talent agency since 1986, we are affiliated with Q Management, Inc. ("Q"), a larger agency located in New York, NY. Our principal shareholder is also the principal shareholder of Q. While we are independent companies, we operate under the name "Q Management" and effectively serve as the west coast office of Q. Certain of our back-office functions are also performed by Q and the companies are jointly advertised to the public.

The talent management business, including model management, is based upon obtaining talent and matching talent to clientele. Traditional modeling clientele include print and television advertising, and runway. Both male and female fashion models have a limited career span. Most professional models are aged between 18 and 25 years, although there is a limited market for child and mature models. As a result, the talent management business is characterized by continuous talent turnover, the need to discover new talent and the need to anticipate and adapt to changing consumer tastes.

Talent management fees are based on a percentage of the model's fee, plus additional fees paid by the clientele. Our over 500 clients include magazine publishing houses, designers, national retailers and catalogs including Elle Magazine, Talbot's, Nordstroms, Banana Republic and Macy's. Generally, we do not have ongoing direct contracts with any of our clients.

Services

Prima is divided into two principal divisions, which are designated "Print" and "Commercial." An experienced manager in the particular field is in charge of each division.

The Print division operates in the competitive modeling agency field and is subdivided into male and female subdivisions and is focused on placement of talent in the print media.

The Commercial division provides placement services for appropriately licensed talent (e.g. Screen Actors Guild) in commercials produced by clients. We are licensed by the Screen Actors Guild.

Markets

The traditional markets for Prima are in the field of print. This includes not only magazines such as Vanity Fair, Glamour, GQ, Mirabella, Cosmopolitan, Allure and Vogue; but also advertising agencies, catalogues; movie production companies such as Universal, Paramount and Warner Brothers; and general industry such as Calvin Klein, Levi's, ABC Television, and the Gianni Versace organization. Marketing Strategy

Prima does not generally engage in any direct advertising of its services. We maintain a public relations approach to marketing to maintain visibility in the industry. Prima seeks to capitalize on the industry view of Prima as being a high-profile, fast-growing boutique agency. Prima's models have been widely seen on magazine covers. This creates a flow of new clients and new models. Prima also relies on its reputation to attract clients and model talent.

Competition

Prima's Print division competes with the major world-wide model agencies, several of which are headquartered in New York. Prima also competes with many smaller regional firms.

The modeling business is highly competitive, globalized and fragmented, and is also subject to changing demands and preferences. There is often little loyalty between models and agencies, and reputation and local connections are some of the key factors that distinguish agencies.

Our most significant competitors include Wilhelmina, Ford, Elite, LA Models, M Management, Warning, Champagne Trott and Blu,

We are a relatively small player in the direct placement of modeling talent. Most of our competitors have significantly more resources than us and are better connected than us within the industry.

Customer and Talent Base

Prima has been in business for over eighteen years. Over that period, it has maintained a wide base of both clients and models. The client base is very diverse from department stores to record companies and movie production firms and is not linked solely to the geographic Los Angeles market. We have approximately 260 customers that we work with on a regular basis. None of our customers, individually, accounts for ten percent or more of our revenues.

Any modeling agency must expand by increasing the talent that it has as part of its portfolio. Prima has had and continues to have a foundation of existing talent, both male and female. We currently have approximately 266 talents in our portfolio. The talent base is very diverse including models with different ethnic backgrounds and looks. Furthermore, Prima operates a year-round scouting program with individual scouts traveling around the United States, Europe (both central and eastern) and South America in search of new talent. Scouts are all independent contractors, and fees are paid at negotiated rates on a case-by-case basis.

A significant part of our activity comprises talent development. When we identify newer, less developed talent, we will advise the talent with respect to the "look" required to achieve success in the industry--i.e. hair, eyes, teeth, skin, weight and fitness. In this regard, we will arrange and often advance funds for professional consultations and treatment. We also prepare a talent's portfolio, including arranging and providing advisory services with respect to photography and collateral materials, which we will then produce. We arrange interviews, casting calls, internet exposure and consult with the talent to provide them with the skills necessary to achieve success in the industry. While we may recoup these expenses where the talent we develop ultimately achieves a level of relative success, we may be unable to recoup this investment where the talent does not achieve a certain level of client bookings.

We also have arrangements with other agencies not in the Los Angeles market wherein we represent their talent in the Los Angeles market and pay them a percentage of the talent's earnings (generally 5-10%) for work which we book. Conversely, we often contract with out of town agencies for bookings for our Los Angeles-based talent. We are paid a percentage of the revenues generated by such talent when they are booked by those agencies.

Prima's wide base in both clients and talent supports its ability to meet the demands of the industry. We are hopeful that this base will also enable us to expand our operations in the future.

Regulation

Prima holds a Talent License issued by the State of California. This license enables it to operate as a talent agency for all purposes other than film and similar enterprises. Prima also has a Screen Actors Guild license in respect of those of its talent who may be used in the film or affiliated industries. We maintain a $10,000 bond on account of our Screen Actors Guild license and the cost of compliance with all administrative regulation is approximately $1,500.00 per year.

We do not spend any significant sums to comply with environmental laws and related regulations.

Employees

As of December 31, 2004, we have approximately four employees, all of which are full-time employees. None of the employees are subject to any collective bargaining agreement. Prima considers its relationships with its employees to be good.

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Overview

We are in the business of representing talent, including professional fashion models, commercial actors and theatrical actors. We have operated as a Los Angeles based talent agency since 1986. Since 1998, we have been affiliated with Q Management, Inc., a New York-based agency which operated a business similar to ours, albeit on a larger scale. We do not have operations in any other location.

Our principal business is to represent and market talent and to book engagements for such talent with client companies which require their services. While the market for talent is very large, the business of talent agencies is highly competitive and tends to be dominated by certain very large national agencies. Our business is also driven by the overall demand in the marketplace for talent, which tends to fluctuate based on the economy and overall world events and affairs. While there exist opportunities to expand the business by increasing our base of talent, such increases are constrained by our lack of capital. Our business attracts new talent largely by word of mouth and reputation and we do not have the resources to advertise or engage in significant marketing activities. We tend to be a niche player in the industry with a select talent base.

Our industry has established certain standards, which all agencies generally follow. Our principal business is booking the talent we represent for jobs with client companies. Talent is either booked directly with a client or we book talent through another agency. For work booked directly with the client we generally earn a commission of approximately 33-40% based on the total compensation paid to the talent. Under this structure, we retain approximately 20% of the total gross amount paid to the talent and receive payment in an amount equal to approximately 20% of such gross amount directly paid by the client. We only book as revenues the net amount which we receive on account of our fees. Our talent can also be booked through another agency. When our talent is booked through other agencies, the two agencies enter into a commission-sharing agreement where we will generally receive approximately 5-10% of the gross amount paid to the talent. Where the talent booking is covered by the Screen Actors' Guild, we generally receive a fee of approximately 10% of the gross amount paid to the talent.

Results of Operations

Liquidity and Capital Resources

As of September 30, 2004, we had $0 in cash and cash equivalents and a working capital deficit of $494,172. We provided $4,441 via operating activities for the three month period ended September 30, 2004. For the year ended June 30, 2004, our operations provided $79,522 in cash compared to the year ended June 30, 2003, where our operations used $76,535 in cash. The company received $176,404 in revenue during the six months ended December 31, 2004. Our current monthly operating costs are approximately $25,000.

Historically, we have depended on loans from our principal shareholders and their affiliated companies (such as Q Management, Inc.) to provide us with working capital as required. While we do not maintain any available lines of credit or other commitments of any kind from any financial institutions or third parties, Q Management, Inc. does maintain a working capital facility and from time to time utilizes that facility for our operations. Neither Q Management nor our stockholders are obligated to make any loans or advances to us and there can be no assurance that Q Management or our stockholders will continue making loans or advances to us in the future. As of September 30, 2004, we owed approximately $400,000 in the aggregate to our stockholders and $340,000 to Q Management, a company controlled by our principal stockholders. The shareholder loans are booked as long-term liabilities and the loans from Q Management are booked as current liabilities which are payable on demand.

To fully implement our business and strategic plans, we will require the availability of additional working capital, which we may seek to raise through offerings of securities, loans from banks or other financial institutions or through additional loans from our stockholders and Q Management or other sources. We have no funding commitments from any third parties. Additional financing may not be available when needed or on the terms acceptable to us. Unavailability of financing may require us to delay, scale back or eliminate certain plans.

Three Months Ended December 31, 2004 Compared to December 31, 2003

The following table summarizes the results of our operations during the three-month periods ended December 31, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the current three month period to the prior three month period:

---------------------------------------------------------------------------------------------
                                                                               Percentage
                                                                  Increase      Increase
Line Item                               12/31/04     12/31/03    (Decrease)    (Decrease)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Revenues                               $   87,401   $   81,615   $    5,786           7.1%
---------------------------------------------------------------------------------------------
Net income (loss)                          11,481        2,624        8,857         337.5%
---------------------------------------------------------------------------------------------
Operating Expenses                         75,920       78,991       (3,071)         (3.9)%
---------------------------------------------------------------------------------------------
Earnings (loss) per share of
common stock                                  .08          .02          .06           300%
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

We only record the revenues we actually receive for fees generated on account of client sales, not the gross sales generated by our talent bookings. On this basis, revenues were $87,401 for the three months ended December 31, 2004 as compared with $81,615 for the same period in 2003. The increase in revenues of $5,786 or 7.1% resulted mainly from increased bookings of talent with client accounts and an overall general improvement in the economy.

We had a net profit of $11,481 for the three months ended December 31, 2004 as compared with a net profit of $2,624 for the three months ended December 31, 2003. This increase of $8,857 was mainly due to our increased talent bookings which did not require a commensurate increase in our fixed and incremental costs.

Operating expenses amounted to $75,920 for the three months ended December 31, 2004 and $81,634 for the same period in 2003. This decrease of $3,071 or 3.9% was largely due to decreased occupancy costs.

Six Months Ended December 31, 2004 Compared to December 31, 2003

The following table summarizes the results of our operations during the six-month periods ended December 31, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the current six month period to the prior six month period:

---------------------------------------------------------------------------------------------------
                                                                                       Percentage
                                                                        Increase        Increase
Line Item                                12/31/04       12/31/03       (Decrease)      (Decrease)
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Revenues                               $    176,404   $    140,803    $     35,601            25.2%
---------------------------------------------------------------------------------------------------
Net income (loss)                            23,179        (20,573)         43,752          212.67%
---------------------------------------------------------------------------------------------------
Operating Expenses                          153,225        161,376          (8,151)            5.1%
---------------------------------------------------------------------------------------------------
Earnings (loss)per share of
common stock                                    .17           (.15)            .32             213%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------

We only record the revenues we actually receive on account of our fees generated on account of client sales, not the gross sales generated by our talent bookings. On this basis, revenues were $176,404 for the six months ended December 31, 2004 as compared with $140,803 for the same period in 2003. The increase in revenues of $35,601 or 25.2% resulted mainly from increased bookings of talent with client accounts and an overall general improvement in the economy.

We had a net profit of $23,179 for the six months ended December 31, 2004 as compared with a net loss of $20,573 for the six months ended December 31, 2003. This increase of $43,752 was mainly due to our increased revenues which did not require a commensurate increase in our fixed and incremental costs.

Operating expenses amounted to $153,225 for the six months ended December 31, 2004 and $161,376 for the same period in 2003. This decrease of $8,151 or 5.1% was largely due to decreased occupancy costs.

Fiscal Year Ended June 30, 2004 Compared to June 30, 2003

The following table summarizes the results of our operations during the fiscal year ended June 30, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the 2004 fiscal year to the 2003 fiscal year.

----------------------------------------------------------------------------------------------------
                                                                                       Percentage
                                                                        Increase        Increase
Line Item                                 6/30/04        6/30/03       (Decrease)      (Decrease)
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Revenues                               $    339,211   $    476,228    $   (137,017)          (28.7)%
----------------------------------------------------------------------------------------------------
Net income                                   30,799        (20,864)         51,663          247.62%
----------------------------------------------------------------------------------------------------
Operating Expenses                          308,412        497,092        (188,680)          (37.9)%
----------------------------------------------------------------------------------------------------
Earnings (Loss) per common share                .22            .15             .38          253.33%
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

Revenues were $339,211 and $476,228 for the years ended June 30, 2004 and 2003, respectively. Revenues for the fiscal year ended June 30, 2003 included an extraordinary, non-recurring item in the amount of approximately $170,000 relating to the adjustment of certain liabilities of Prima. This decrease in revenues in the amount of $137,017 or 28.7% is mainly attributable to the recording of the extraordinary item in fiscal year 2003.

We had net income of $30,799 and a loss of $20,864 for the years ended June 30, 2004 and 2003, respectively. The increase in net income of $51,663 for the fiscal year ended June 30, 2003 to the fiscal year ended June 30, 2004 is mainly attributable to a significant reduction in operating expenses attributable to our fixed overhead and staffing expenses.

Operating expenses for the years ended June 30, 2004 and 2003 were $308,412 and $497,092, respectively. This represents a $188,680 or 37.9% decrease in operating expenses from fiscal year 2003 to fiscal year 2004. This increase is mostly attributable to a relocation of our offices to less costly space and a reduction in staff.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

Our business, revenues and operating results are somewhat affected by seasonality, which relates in large part to the various fashion seasons. In addition, during the midsummer period (July 20 through August 31), we experience a decline in revenues due to the vacation season. Many of the personnel at our clients take vacation at this time and our operations are slower during this period and, accordingly, we generate less revenues.

Inflation

Our business, revenues and operating results are not affected in any material way by inflation.

Critical Accounting Policies

The Securities and Exchange Commission issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" suggesting that companies provide additional disclosure and commentary on their most critical accounting policies. In Financial Reporting Release No. 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The nature of our business generally does not call for the preparation or use of estimates. As such, no specific Critical Accounting Policies have been identified.

Risk Factors

There are several material risks associated with Prima. You should carefully consider the risks and uncertainties described below, which constitute all of the material risks relating to Prima. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

FINANCIAL RISKS

We have only limited capital and we will not receive any proceeds as a result of filing this registration statement. Furthermore, we will bear all the costs of this registration statement and therefore our working capital position will be further impaired.

This registration statement does not relate to any offering of our securities and we are not currently undertaking any offering of our securities. Therefore, we are not receiving any funds as a result of filing this registration statement. However, we will bear the costs of preparing the registration statement. Accordingly, our financial condition and our working capital will be impaired as a result of this undertaking.

We don't have any cash and if we are unable to raise more money we will be required to delay, scale back or eliminate our aspects of our business plan.

As of September 30, 2004, we had no cash available to fund our operations. The amounts and timing of our expenditures will depend primarily on our ability to raise additional capital. We may seek to satisfy our future funding requirements through new offerings of securities or from other sources, including loans from our controlling stockholders and their affiliates. Additional financing may not be available when needed or on terms acceptable to us. We have no current commitment for additional financing. Unavailability of financing may require us to delay, scale back or eliminate some or all of our business plan. To the extent we raise additional capital by issuing equity securities, your ownership interest would be diluted.

We have a history of losses or minimal profitability.

We have incurred substantial accumulated deficits during the time we have operated the business ($4,005,056 as of June 30, 2004) and achieved net income of only $30,799 in the years ended June 30, 2004. There can be no assurance that we will be profitable in the future.

CONCENTRATED CONTROL RISKS

Fountainhead Investments, Inc., which is controlled by Mr. Zachariou, currently owns 75.16% of the outstanding common stock and he is our only officer and director. He therefore has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. He is in a position to elect all of our directors and to dictate all of our policies.

We do not currently have an employment agreement with Mr. Zachariou or key man insurance on the life of Mr. Zachariou. Our future success will depend in significant part on our ability to retain and hire key management personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel.

RISKS RELATING TO OUR BUSINESS

We face intense competition and may not be able to compete successfully.

Competition is intense in our business. Many of our competitors and potential competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships than we do. We cannot assure you that we will be able to compete successfully against current or future competitors or that the competitive pressures we will face will not harm our business. See "Business--Competition."

MARKET RISKS

There is currently no market in our stock, and as a thinly-capitalized company, there is no guarantee that there will ever be any efficient market in our stock.

 If a market in our stock is ever developed, our stock price may become highly volatile and the stock may be considered a penny stock. The likely market for our stock would be the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") or the "pink sheets." Many of the securities traded in these marketplaces are subject to significant volatility.

ITEM 3.      DESCRIPTION OF PROPERTY.

We lease approximately 1,000 square feet of office and administrative space from a third party pursuant to a month-to-month lease. We use this space as our principal offices. This space consists of offices and workspace for administrative personnel. We believe that this property is suitable for the purposes for which we use it. This property is located at 8618 West Third Street in Los Angeles, California.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by us to be the beneficial owner of five percent or more of our common stock, all directors individually and all directors and officers as a group. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of                           Amount of Beneficial Ownership      Percentage
Beneficial Owner                                                                   of Class
Fountainhead Investments, Inc.                         103,218 (1)                  75.16%
c/o Q Management Inc.
180 Varick Street
13th Floor
New York, NY 10014

Peter Zachariou                                        103,218 (1)                  75.16%
c/o Q Management Inc.
180 Varick Street
13th Floor
New York, NY  10014

All executive officers and directors as a              103,218 (1)                  75.16%
group (1 person named above)

------------------------------------
         (1) Fountainhead Investments, Inc., which is controlled by Peter Zachariou, our sole director, Chief Executive Officer, Treasurer and Secretary, owns 103,218 shares of our outstanding common stock constituting 75.16% of our outstanding common stock. Mr. Zachariou is the sole owner of Fountainhead Investments, Inc.

ITEM 5.      DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below is the name of our sole director and executive officer, his age, all positions and offices that he held with us, the period during which he has served as such, and his business experience during at least the last five years.

Name             Age    Positions Held                                Experience
Peter Zachariou  43     Chairman, CEO,      Mr. Zachariou has been the CEO, Chairman, Treasurer and
                        Treasurer and       Secretary of Prima and the sole member of the Company's board
                        Secretary since     of directors since April 1999.  He was also President and
                        1996.               Chairman of the Board of Diva Entertainment, Inc. from April
                                            1999 through June 2004. From 1998 through 2002, Mr. Zachariou was President and a Director of ASD Group, Inc., a public
                                            company which filed for protection from its creditors under
                                            Chapter 11 of the United States Bankruptcy Code in the United
                                            States Bankruptcy Court. From October 2001 through April 2003,
                                            Mr. Zachariou was also a manager and member of Technology
                                            Outsource Solutions LLC, a New York limited liability company which purchased the assets of ASD and provided contract
                                            manufacturing and engineering services to original equipment manufacturers. From June 1995 through January 2000, Mr.
                                            Zachariou held various positions with J R Consulting, Inc., a public company now known as Providential Holdings, Inc. for at least the preceding five years, Mr. Zachariou also has been a private investor and entrepreneur.

Mr. Zachariou devotes approximately 10% of his business time to the affairs of Prima.

There are no agreements or understandings for Mr. Zachariou to resign at the request of another person and Mr. Zachariou is not acting on behalf of nor will he act at the direction of any other person.

Audit Committee and Audit Committee Financial Expert

We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors, which currently consists of Mr. Zachariou, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board would make a determination as to whether such person is independent.

Code of Ethics

On July 19, 2004, our board of directors adopted a code of ethics that our principal financial officer, principal accounting officer or controller and any person who may perform similar functions is subject to. Currently Mr. Zachariou is our only officer and our sole director, therefore, he is the only person subject to the Code of Ethics. If we retain additional officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, the board of directors would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Currently, since Mr. Zachariou serves as the sole director and sole officer, he is responsible for reviewing his own conduct under the Code of Ethics and determining what action to take in the event of his own breach of the Code of Ethics. A copy of the code of ethics appears as Exhibit 14 to this registration statement.

ITEM 6.      EXECUTIVE COMPENSATION.

Our sole officer and director, Peter Zachariou, does not receive any compensation for the services he renders to Prima, has not received compensation in the past, and is not accruing any compensation pursuant to any agreement with Prima. Mr. Zachariou, anticipates receiving benefits as a beneficial stockholder of Prima. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS". Mr. Zachariou may receive a salary or other compensation for services that he provides to Prima in the future.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Prima for the benefit of Prima's employees.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We are debtor under certain financial facilities provided to us by entities controlled by Peter Zachariou. As of September 30, 2004, we had a long-term liability to Q Management, Inc, a company controlled by Peter Zachariou, in the amount of $337,399, a loan from Peter Zachariou in the amount of $100,086 and a loan from Fountainhead Investments, Inc. (an entity controlled by Peter Zachariou) in the amount of $303,534. Fountainhead Investments, Inc. is our largest shareholder and a director and officer of the company. In this capacity, Mr. Zachariou has significant control over the governance of the company.

ITEM 8.      DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 1,000,000 shares of common stock, no par value of which there are 137,322 issued and outstanding. Only one class of shares is authorized. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to this registration statement.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

Trading of Securities in Secondary Market

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under
Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders common stock may then be made pursuant to
Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Management will attempt to cause our common stock to trade on the OTC Bulletin Board or in the "pink sheets". Also, if and when our financial condition improves, management may desire that our common stock trade on one or more United States securities markets.

To have its securities quoted on the OTC Bulletin Board a company must:

      (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and

      (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

Transfer Agent

Atlas Stock Transfer currently acts as our transfer agent and registrar.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Price

There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to specified exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      * that a broker or dealer approve a person's account for transactions in penny stocks; and

      * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

      * obtain financial information and investment experience and objectives of the person; and

      * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form, specifies

      * the basis on which the broker or dealer made the suitability determination; and

      * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Options and Warrants

None of the shares of our common stock are subject to outstanding options or warrants. We have not issued any securities that are convertible into our common stock.

Status of Outstanding Common Stock

Management believes that all of the outstanding common stock of Prima may be sold pursuant to Rule 144(k) other than the shares held by Mr. Zachariou, which are control shares held by an affiliate and, therefore, may not be transferred pursuant to Rule 144(k). Mr. Zachariou's shares, however, could be transferred subject to the requirements of Rule 144, except for the holding period requirements of Rule 144(d), which would not be applicable. We have not agreed to register any outstanding shares of our common stock under the Securities Act.

Holders

We have issued an aggregate of 137,322 shares of our common stock to approximately 50 people.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2.      LEGAL PROCEEDINGS.

Prima was a defendant in the matter of Albert Sweet v. Mikel J. Elliott et. al., Case no. 02U20467 in the Superior Court of California, County of Los Angeles. The Case was originally filed on January 30, 2003. Plaintiff's initial Complaint was for unlawful retainer and money damages relating to the lease for a studio located in Los Angeles, California. Prima had been the original lessee under the Lease which was assigned to a third party in 1996. Notwithstanding the assignment, Prima remained a party to the Lease, subject to an indemnity agreement on the part of the assignees. Thereafter, the assignees allegedly defaulted on the Lease and the landlord commenced this action to recover possession of the studio and damages for unpaid rent. In August 2004, the landlord's claims against the third party and Prima were fully settled in lieu of certain payments by the third party to the landlord, which were in fact made. Thereafter, the landlord's claims against Prima on account of the lease were released and on September 4, 2004 the landlord's case was dismissed with prejudice without any payment or further obligation on behalf of the Company.

ITEM 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES.

None

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Section 317 of the California Corporations Code, we may indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was our officer, director, employee or other agent, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if he or she acted in good faith and in a manner such person reasonably believed to be in the best interests of our corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of our Company to procure a judgment in its favor by reason of the fact that such person is or was our officer, director, employee or other agent, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be including reasonably inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, provided that court approval is obtained in the case of an adverse judgment or settlement. We must advance expenses incurred by an officer or director in defending any proceeding prior to final disposition upon receipt of an undertaking to repay, unless it shall be determined ultimately that the officer or director is entitled to indemnification.

The corporation may enter into agreements with any director, officer, employee or agent of the corporation providing for indemnification to the fullest extent permissible under the Law and the corporation's Articles of Incorporation.

Article V of our Articles of Incorporation authorizes the corporation to provide indemnification in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

The Securities and Exchange Commission has stated that in its opinion, agreements to indemnify corporate officers and directors against violations of federal securities laws are void because they are against public policy.

                                    PART F/S

FINANCIAL STATEMENTS.

Set forth below are the unaudited financial statements for Prima for the six month period ended December 31, 2004 and the audited financial statements for Prima for the fiscal years ended June 30, 2004 and 2003. The following financial statements are attached to this report and filed as a part of this report.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Prima Eastwest Model Management, Inc.

We have audited the accompanying balance sheets of Prima Eastwest Model Management, Inc. as of June 30, 2004, 2003 and 2002 and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business; however, currently such realization of assets and liquidation of liabilities are subject to significant uncertainties.

As shown in the accompanying financial statements, as of June 30, 2004 the Company's current liabilities exceeded its current assets by $505,313 and its total liabilities exceeded its total assets by $898,892. These factors, among others, indicate that the Company may be unable to continue existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The appropriateness of the Company to continue using the aforementioned basis of accounting is dependent upon, among other things, the ability to: (1) obtain profitability and positive cash flow from ongoing operations, and (2) maintain and increase existing credit facilities or raise additional capital.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prima Eastwest Model Management, Inc. as of June 30, 2004, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PARITZ & COMPANY, P.A.

/s/ Paritz & Compnay, P.A.

Hackensack, New Jersey
November 19, 2004

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                                 BALANCE SHEETS

                                                                   JUNE 30,
                                                  -------------------------------------------
                                                     2004            2003             2002
                                                  -----------     -----------     -----------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                      $        --     $        --     $     7,494
   Accounts receivable, net                           149,106          89,267         137,186
   Prepaid expenses and other current assets            6,481           6,481         113,889
                                                  -----------     -----------     -----------
     TOTAL CURRENT ASSETS
                                                      155,587          95,748         258,569

PROPERTY AND EQUIPMENT, NET OF
     ACCUMULATED DEPRECIATION AND
     AMORTIZATION                                       6,540              --          29,921

SECURITY DEPOSITS                                       3,501           6,881           6,881
                                                  -----------     -----------     -----------

TOTAL ASSETS                                      $   165,628     $   102,629     $   295,371
                                                  ===========     ===========     ===========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:

   Accounts payable - talents                     $   277,013     $   205,241     $   270,220
                      - other                          37,007           7,436         186,515
   Accrued expenses                                     6,141           3,138              --
   Due to related party                               340,739         412,886         312,246
                                                  -----------     -----------     -----------
     TOTAL CURRENT LIABILITIES                        660,900         628,701         768,981
                                                  -----------     -----------     -----------

OTHER LIABILITIES:
   Due to officer                                     403,620         403,620         435,218
                                                  -----------     -----------     -----------
     TOTAL OTHER LIABILITIES                          403,620         403,620         435,218
                                                  -----------     -----------     -----------

STOCKHOLDERS' DEFICIENCY:
   Common stock                                     3,075,364       3,075,364       3,075,364
   Accumulated deficit                             (3,974,256)     (4,005,056)     (3,984,192)
                                                  -----------     -----------     -----------
     TOTAL STOCKHOLDERS' DEFICIENCY                  (898,892)       (929,692)       (908,828)
                                                  -----------     -----------     -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY    $   165,628     $   102,629     $   295,371
                                                  ===========     ===========     ===========


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                YEAR ENDED JUNE 30,
                                                   -------------------------------------------
                                                      2004             2003            2002
                                                   -----------     -----------     -----------
REVENUE:
   Management fees, net                            $   339,211     $   476,228     $   482,388
                                                   -----------     -----------     -----------

OPERATING EXPENSES:
   Selling, general and administrative expenses        304,575         464,033         623,078
   Depreciation and amortization                           834          29,921          42,000
   Interest expense                                      3,002           3,138           9,619
                                                   -----------     -----------     -----------

     TOTAL OPERATING EXPENSES                          308,411         497,092         674,697
                                                   -----------     -----------     -----------

NET INCOME (LOSS)                                       30,800         (20,864)       (192,309)

ACCUMULATED DEFICIT - BEGINNING OF YEAR             (4,005,056)     (3,984,192)     (3,791,883)
                                                   -----------     -----------     -----------

ACCUMULATED DEFICIT - END OF YEAR                  $(3,974,256)    $(4,005,056)    $(3,984,192)
                                                   ===========     ===========     ===========


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED JUNE 30,
                                                        -------------------------------------
                                                          2004           2003          2002
                                                        ---------     ---------     ---------
OPERATING ACTIVITIES:
   Net income (loss)                                    $  30,800     $ (20,864)    $(192,309)
   Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
     Depreciation and amortization                            834        29,921        42,000
   Changes in operating assets and liabilities:
     Accounts receivable                                  (59,839)       47,919        (7,954)
     Prepaid expenses and other current assets                 --       107,408       (57,858)
     Security deposits                                      3,380            --        (2,300)
     Accounts payable - talent                             71,774       (64,979)       95,512
                    - other                                29,571      (179,078)      (48,363)
     Accrued expenses                                       3,002         3,138            --
                                                        ---------     ---------     ---------
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                                       79,522       (76,535)     (171,272)
                                                        ---------     ---------     ---------


INVESTING ACTIVITIES:
   Acquisition of property and equipment                   (7,375)           --            --
                                                        ---------     ---------     ---------
NET CASH USED IN INVESTING ACTIVITIES                      (7,375)           --            --
                                                        ---------     ---------     ---------


FINANCING ACTIVITIES:
   Repayment of officer's loans                                --       (31,599)       (8,981)
   Advances from related parties                          (72,147)      100,640       222,094
                                                        ---------     ---------     ---------
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                      (72,147)       69,041       213,113
                                                        ---------     ---------     ---------

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                               --        (7,494)       41,841

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                  --         7,494       (34,347)
                                                        ---------     ---------     ---------

CASH AND CASH EQUIVALENTS - END OF YEAR                 $      --     $      --     $   7,494
                                                        =========     =========     =========


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 2004

1.       BUSINESS DESCRIPTION

         Prima Eastwest Model Management, Inc. ("Prima" or "the Company") was incorporated under the laws of the State of California on March 22, 1989. In February 1996 Prima was acquired by Diva Entertainment, Inc., a Florida corporation ("Diva Florida") which was then a wholly-owned subsidiary of J.R. Consulting, Inc., a Nevada corporation. In April 1999 Diva Florida was acquired by Diva Entertainment, Inc., a Delaware Corporation ("Diva Delaware") and Diva Florida became a wholly-owned subsidiary of Diva Delaware. On May 27, 2004 Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock held by it to the common stockholders of Diva Delaware on a pro-rata basis, and also declared a dividend of the remaining ten percent of the Prima stock held by it to the preferred stockholders of Diva Delaware on a pro-rata basis.

         Successful operations are subject to certain risks and uncertainties including, among others, all the problems, expenses, delays and other risks inherent in developing and expanding the Company's client base, actual and potential competition by entities with greater financial resources, experience and market presence than the Company. Further risks and uncertainties relate to the ability of the Company to generate sufficient revenue and obtain financing and additional equity.

         Losses from operations over the past several years have adversely affected the Company's liquidity. The Company also plans to continue to expand its customer base and reduce operating expenses. Although there can be no assurance that these measures will be successful, the Company believes that future operations will provide sufficient liquidity to fund current operations.

2.       SIGNIFICANT ACCOUNTING POLICIES

         REVENUE RECOGNITION

         The Company recognizes revenue upon completion of the service by the model and talents.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt investments with original maturities of three months or less when purchased to be cash equivalents. The carrying amounts approximate fair market value because of the short maturity.

         The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's accounts at these institutions may, at times, exceed the Federally insured limits. The Company has not experienced any losses in such accounts.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line and accelerated methods in amounts sufficient to relate the cost of the depreciable assets to operations over their estimated service lives, which range from five to seven years. The cost of leasehold improvements is amortized over the life of the lease or the estimated useful life of the improvements, whichever is less.

         USES OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

         The Company estimates an allowance for doubtful accounts based on the credit-worthiness of its customers, as well as general economic conditions. Consequently, an adverse change in those conditions could affect the Company's estimate.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash, accounts receivable, accounts payable and current debt and due to officer amounts approximate fair value, principally because of the short-term maturity of these items. Due to officers included in other liabilities is a stated amount based on the face amount borrowed from the officer; it is not practical to estimate its fair market value because the amount is due with a related party and to determine its fair value would require incurring excessive costs.

         IMPAIRMENT OF LONG-LIVED ASSETS

         The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 which required that long-lived assets and identifiable intangibles held and used by a company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

         STOCK BASED COMPENSATION

         The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation", which permits the Company to account for stock option grants in accordance with APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". Under APB25, compensation expense is recorded when the exercise price of the Company's employee stock option is less than the market price of the underlying stock at the date of grant. At June 30, 2004 there are no options issued and outstanding to employees.

         DEFERRED INCOME TAXES

         The Company accounts for deferred income taxes using SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards. A valuation allowance related to deferred tax assets is recognized when, in management's judgement, it is more likely than not that all, or a portion of such deferred assets, will not be realized.

         COMPREHENSIVE INCOME

         The Company records comprehensive income in accordance with SFAS No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 requires unrealized gains and losses on investments available for sale to be included in other comprehensive income. The components of comprehensive income and the effect on earnings for the year ended June 30, 2004 is detailed in the accompanying statement of stockholders' equity. The assets relating to the balance in other comprehensive income were sold during the year ended June 30, 2003.

2.       SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         EARNINGS PER SHARE

         Basis earnings per share amounts have been computed using the weighted-average number of common and common equivalent shares outstanding during each year. Diluted earnings per share amounts have been computed using the weighted-average number of common and common equivalent shares and the dilutive potential common outstanding during each year. For the year ended June 30, 2004, convertible preferred stock has been excluded from the calculation of diluted income (loss) per share, as its effect would have been anti-dilutive. For the year ended June 30, 2004, convertible preferred stock have been excluded from the calculation of diluted income per share, since the number of common shares the preferred stock is convertible into is not known, because the conversion is dependent on the market value of the common stock. At June 30, 2004 there is no determinable market value of the common stock since it is not currently trading on any stock exchange.

3.       PROPERTY AND EQUIPMENT

         A summary of property and equipment is as follows:

                                                                        JUNE 30,
                                                         ------------------------------------
                                                            2004          2003         2002
                                                         ---------     --------      --------
            Office equipment and fixtures                $  84,180     $ 79,837      $ 79,837
            Leasehold improvements                          76,493       73,462        73,462
                                                         ---------     --------      --------
                                                           160,673      153,299       152,399
            Accumulated depreciation and amortization      154,133      153,299       123,378
                                                         ---------     --------      --------
                                                         $   6,540     $     --      $ 29,921
                                                         =========     ========      ========

         Depreciation and amortization expense for the years ended June 30, 2004, 2003 and 2002 was $834, $29,921 and $42,000, respectively.

4.       RELATED PARTY TRANSACTIONS

         DUE TO OFFICER

         The amounts due to an officer of the Company represent advances made by the officer. The advances are secured by a lien on all assets of the Company and are evidenced by a series of promissory notes which bear interest at 3% per annum. The loans are due July 3, 2004.

         DUE TO RELATED PARTY

         The amounts due to a related party represent net advances made to the Company. The advances are secured by a line on all assets of the Company and are evidenced by a series of promissory notes. The loans are due July 3, 2004.

5.       DEFERRED INCOME TAXES

         Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, and relate primarily to the net operating loss carryforward and the allowance for doubtful accounts and sales allowances. The Company has established a full valuation allowance against the deferred tax assets due to the uncertainty of the Company's ability to generate sufficient future taxable income to ensure the realization of the tax benefits relating primarily to the net operating loss carryforwards.

         The following is a summary of items giving rise to deferred tax assets:

                                                            YEAR ENDED JUNE 30,
                                                   ------------------------------------
                                                      2004          2003         2002
                                                   ---------     --------      --------

            Long-term:
              Net operating loss carryforward     $3,975,000    $4,005,000    $3,985,000
              Less valuation allowance             3,975,000     4,005,000     3,985,000
                                                  ----------    ----------    ----------
            Net deferred tax asset                $       --    $       --    $       --
                                                  ==========    ==========    ==========

         The Company has estimated net operating loss carryforwards of approximately $3,975,000 available for Federal, state and local income tax purposes expiring in various years through 2018. The Company's ability to utilize these net operating loss carryforwards to offset future taxable income is significantly limited due to changes in control as defined in Section 382 of the Internal Revenue Code.

6.       COMMITMENTS AND CONTINGENCIES

         RENTAL COMMITMENTS

         The Company leases its office through a five-year non-cancellable lease agreement which expires in May, 2005._________________

         Future minimum rental commitments are as follows:

                           Year ended
                               2004                   $42,000
                               2005                   $20,500

         Rental expense charged to operations for the years ended June 30, 2004, 2003 and 2002 aggregated approximately $42,754, $84,387 and $94,579, respectively.

         CONTINGENCY/LITIGATION

         In December 1997 the Company entered into an agreement with an unrelated third party to sell certain of the Company's assets and liabilities related to a studio which the Company had previously utilized. Pursuant to this agreement, the Company assigned the lease for the studio to the buyer, although the Company remained principally liable on the lease. The future commitments under the lease at June 30, 2003 of approximately $600,000 were payable by the third party through October 2007. The Company was also liable for these commitments in case the buyer defaulted on such payments. In fact, the buyer did default and the landlord filed a lawsuit against both the buyer and the Company to recover unpaid past and future rent payments. Pursuant to the original agreement between the Company and the third party, the Company was indemnified by the third party against any liability exposure on account of the landlord's claims. In August 2004 the landlord's claims against the third party and the Company were fully settled in lieu of certain payments by the third party to the landlord, which were, in fact, made. Thereafter, the landlord's claims against the Company on account of the lease were released and on September 4, 2004 the landlord's case was dismissed without any payment of further obligation on behalf of the Company.

                          PRIMA MODEL MANAGEMENT, INC.
                                 BALANCE SHEETS

                                                                 SEPTEMBER 30,       JUNE 30,
                                                                    2004              2004
                                                                 (unaudited)        (audited)
                                                               --------------    --------------
CURRENT ASSETS
    Cash and cash equivalents                                  $           --    $           --
    Accounts receivable, net                                          150,023           149,106
    Prepaid expenses and other current assets                           6,481             6,481
                                                               --------------    --------------
                    TOTAL CURRENT ASSETS                              156,504           155,587

PROPERTY AND EQUIPMENT, NET OF
ACCUMULATED DEPRECIATION AND AMORTIZATION                               7,097             6,540

SECURITY DEPOSITS                                                       3,501             3,501
                                                               --------------    --------------

TOTAL ASSETS                                                   $      167,102    $      165,628
                                                               ==============    ==============

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Accounts payable - talent                                  $      268,073    $      277,013
                               - other                                 38,369            37,007
    Accrued expenses                                                    6,891             6,141
    Due to related party                                              337,343           340,739
                                                               --------------    --------------
                    TOTAL CURRENT LIABILITIES                         650,676           660,900
                                                               --------------    --------------

OTHER LIABILITIES
    Due to officer                                                    403,620           403,620
                    TOTAL OTHER LIABILITIES                           403,620           403,620
                                                               --------------    --------------

STOCKHOLDERS' DEFICIENCY
    Common stock                                                    3,075,364         3,075,364
    Accumulated deficit                                            (3,962,558)       (3,974,256)
                                                               --------------    --------------
                    TOTAL STOCKHOLDERS' DEFICIENCY                   (887,194)         (898,892)
                                                               --------------    --------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                 $      167,102    $      165,628
                                                               ==============    ==============

                          PRIMA MODEL MANAGEMENT, INC.
                            STATEMENTS OF OPERATIONS

                                                        Three Months Ended
                                                   ---------------------------
                                                    September 30  September 30
                                                       2004          2003
                                                    (unaudited)   (unaudited)
                                                   ------------   ------------
REVENUE:
    Management fees, net                           $     89,004   $     59,188
                                                   ------------   ------------

OPERATING EXPENSES:
    Selling, general and administrative expenses         76,066         81,634
    Depreciation and amortization                           489
    Interest expense                                        751            751
                                                   ------------   ------------
    TOTAL OPERATING EXPENSES                             77,306         82,385
                                                   ------------   ------------

NET INCOME (LOSS)                                  $     11,698   $    (23,197)
                                                   ------------   ------------

                          PRIMA MODEL MANAGEMENT, INC.
                             STATEMENT OF CASH FLOWS

                                                              September 30    September 30
                                                                  2004           2003
                                                               (unaudited)     (audited)
                                                              ------------    ------------
OPERATING ACTIVITIES:
    Net income (loss)                                         $     11,698    $    (23,197)
    Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
                  Depreciation                                         489
    Changes in operating assets and liabilities:
                  Accounts receivable                                 (917)         33,858
                  Prepaid expenses and other current assets
                  Security deposits
                  Accounts payable - talent                         (8,940)        (15,576)
                                  - other                            1,361            (642)
                  Accrued expenses                                     750             751
                                                              ------------    ------------
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                                                 4,441          (4,806)
                                                              ------------    ------------
INVESTING ACTIVITIES;
          Acquisition of property and equipment                     (1,045)
                                                                              ------------
NET CASH USED IN INVESTING ACTIVITIES                               (1,045)             --
                                                                              ------------
FINANCING ACTIVITIES
          Repayment of officer's loans
          Advances from related parties                             (3,396)          4,806
                                                              ------------    ------------
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                                (3,396)          4,806
                                                              ------------    ------------
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                                        --              --
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                           --              --
                                                              ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                       $         --    $         --
                                                              ============    ============

                           PRIMA MODEL MANAGEMENT, INC

                                 BALANCE SHEETS

                                                               December 31,      June 30,
                                                                  2004             2004
                                                               (unaudited)       (audited)
                                                               ------------    ------------
                                     ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                  $         --    $         --
    Accounts receivable, net                                        156,643         149,106
    Prepaid expenses and other current assets                         6,481           6,481
                                                               ------------    ------------
          TOTAL CURRENT ASSETS                                      163,124         155,587

PROPERTY AND EQUIPMENT, NET OF ACCUMULATED                            6,579           6,540
    DEPRECIATION AND AMORTIZATION

SECURITY DEPOSITS                                                     3,501           3,501
                                                               ------------    ------------
TOTAL ASSETS                                                   $    173,204    $    165,628
                                                               ============    ============

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
    Accounts payable  - talent                                 $    270,690    $    277,013
                      - other                                        32,121          37,007
    Accrued expenses                                                  7,642           6,141
    Due to related party                                            334,844         340,739
                                                               ------------    ------------
          TOTAL CURRENT LIABILITIES                                 645,297         660,900
                                                               ------------    ------------

OTHER LIABILITIES
    Due to officer                                                  403,620         403,620
                                                               ------------    ------------
          TOTAL OTHER LIABILITIES                                   403,620         403,620
                                                               ------------    ------------

STOCKHOLDERS' DEFICIENCY
    Common stock                                                  3,075,364       3,075,364
    Accumulated deficit                                          (3,951,077)     (3,974,256)
                                                               ------------    ------------
          TOTAL STOCKHOLDERS' DEFICIENCY                           (875,713)       (898,892)
                                                               ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                 $    173,204    $    165,628
                                                               ============    ============

                           RIMA MODEL MANAGEMENT, INC

                            STATEMENTS OF OPERATIONS

                                                Three Months Ended           Six Months Ended
                                          ---------------------------   ---------------------------
                                           December 31,   December 31,  December 31,   December 31,
                                              2004           2003           2004           2003
                                          ------------   ------------   ------------   ------------
REVENUE:
    Management fees, net                  $     87,401   $     81,615   $    176,404   $    140,803
                                          ------------   ------------   ------------   ------------

OPERATING EXPENSES:
    Selling, general and administrative         74,651         78,240        150,717        159,875
       expenses
    Depreciation and amortization                  519          1,007
    Interest expense                               750            751          1,501          1,501
                                          ------------   ------------   ------------   ------------
         TOTAL OPERATING EXPENSES               75,920         78,991        153,225        161,376
                                          ------------   ------------   ------------   ------------

NET INCOME (LOSS)                         $     11,481   $      2,624   $     23,179   $    (20,573)
                                          ============   ============   ============   ============

                          PRIMA MODEL MANAGEMENT, INC.

                             STATEMENT OF CASH FLOWS

                                                                    Six Months Ended
                                                              ----------------------------
                                                              December 31,    December 31,
                                                                  2004            2003
                                                              ------------    ------------
                                                               (unaudited)      (audited)
OPERATING ACTIVITIES:
   Net income (loss)                                          $     23,179         (20,573)
   Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
                  Depreciation                                       1,007
   Changes in operating assets and liabilities:
                  Accounts receivable                               (7,538)           (797)
                  Prepaid expenses and other current assets
                  Security deposits                                  3,745
                  Accounts payable - talent                         (6,323)         32,893
                                    - other                         (4,886)         12,566
                  Accrued expenses                                   1,501           1,501
                                                              ------------    ------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  6,940          29,335
                                                              ------------    ------------

INVESTING ACTIVITIES:
   Acquisition of property and equipment                            (1,045)
                                                              ------------    ------------
NET CASH USED IN INVESTING ACTIVITIES                               (1,045)             --
                                                              ------------    ------------

FINANCING ACTIVITIES
   Repayment of officer's loans
   Advances from related parties                                    (5,895)        (29,335)
                                                              ------------    ------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                 (5,895)        (29,335)
                                                              ------------    ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        --

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                           --              --
                                                              ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                       $         --    $         --
                                                              ============    ============

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number         Description

2.1            Articles of Incorporation

2.2            Bylaws

14             Code of Ethics

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             PRIMA EASTWEST MODEL MANAGEMENT, INC.



                             By:/s/ Peter Zachariou
                                -----------------------------------
                                      Peter Zachariou
                                      Chief Executive Officer


March 1, 2005

                                  Exhibit Index

Exhibit Number        Description of Exhibit

Exhibit 2.1 Articles of Incorporation of EastWest Prima Model Management, Inc., dated as of March 20, 1989. Restated Articles of Incorporation of Eastwest Prima Model Management, Inc., dated as of September 22, 1989.

Exhibit 2.2 Second Amended And Restated Bylaws of Prima EastWest Model Management, Inc., dated as of February 14, 1996.

Exhibit 14            Code of Ethics, dated as of July 19, 2004.